Shanda to Report Fourth Quarter and Full Year 2009 Financial Results on March 1, 2010
(Beijing/Hong Kong Time)

Earnings Conference Call to be Held on Monday, March 1, 2010 at 10:00 am (Beijing/Hong Kong Time) /
Sunday, February 28, 2010 at 9:00 pm (Eastern Standard Time)

SHANGHAI, Feb. 12 /PRNewswire-Asia-FirstCall/ — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, will announce its unaudited financial results for the fourth quarter and full year 2009 ended December 31, 2009 on Monday, March 1, 2010 Beijing/Hong Kong time.

The earnings release will be available on Shanda’s corporate website at http://www.snda.com .

Shanda’s management team will host a conference call on Monday, March 1, 2010 at 10:00 am (Beijing/Hong Kong time) / Sunday, February 28, 2010 at 9:00 pm (Eastern Standard Time) to present an overview of the company’s financial performance and business operations.

Dial-in Numbers:

U.S.: +1-800-299-8538

International: +1-617-786-2902

Passcode: 51371854

A replay will be available from 1:00 pm (Beijing/Hong Kong time) on March 1, 2010 for 7 days.

U.S.: +1-888-286-8010

International: +1-617-801-6888

Passcode: 40124668

A live and archived webcast of the conference call will also be available on Shanda’s website at http://www.snda.com .

The quiet period starts on February 15 until Shanda’s results announcement on March 1, 2010 (Beijing/Hong Kong time). During the quiet period, Shanda will not be able to comment concerning the industry outlook, Shanda’s business performance and financial results.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com .

For more information, please contact:

Shanda Interactive Entertainment Ltd.

Elyse Liao, IR Manager

Phone: +86-21-5050-4747 (Shanghai)

Email: IR@snda.com

SOURCE Shanda Interactive Entertainment Limited